SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

                             GPU International, Inc.

------------------------------------------
                                          :
      In the matter of                    :
      GPU, INC.                           :     Certificate Pursuant
      GPU INTERNATIONAL, INC.             :     to Rule 24 of Partial
                                          :     Completion of
      SEC File No. 70-7727                :     Transactions
      SEC File No. 70-8593                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) and GPU International, Inc. (GPU International) hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC file No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,
and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995
with respect to the transactions proposed in the Application, as amended, in SEC File No.
70-8593, as follows:

      The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727:

1.    Financial Statements
--    --------------------
           A copy of GPU International's audited Consolidated Balance Sheet as of December 31, 1998 and audited Consolidated Statement of Operations for the twelve months ended December 31, 1998 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.    Business Activities
--    -------------------
      Project Development
      -------------------
           GPU  International   continued  to  engage  in  project   development
activities both domestically and internationally (including in Europe, Asia, Africa, and South America).

Project Related Services
------------------------
           GPU International continued to provide management, administrative and/or operating services as of December 31, 1998 to the following projects (either directly or through subsidiaries), in which GPU International has a direct or indirect ownership interest:

              Project      Project Owner                    Location
              -------      -------------                    --------
              Marcal       Prime Energy L.P.                   NJ
              Chino        OLS Acquisition Corp.               CA
              Camarillo    OLS Acquisition Corp.               CA
              Onondaga     Onondaga Cogeneration L.P.          NY
              Lake         Lake Cogen L.P.                     FL
              Pasco        Pasco Cogen L.P.                    FL
              Syracuse     Project Orange Associates L.P.      NY
              Mid-Georgia  Mid-Georgia Cogen, L.P.             GA

3.    Guarantees which GPU has Agreed to Grant No matters to be reported.
      -------------------------------------------------------------------

4.    Guarantees Issued
      ------------------
           GPU International or GPU, for the benefit of GPU International, has obtained the following standby letters of credit which were effective during the period October 1, 1998 through December 31, 1998:

      (a) On February 25, 1998, a letter of credit in the face amount of $5,000,000 was issued by Citibank pursuant to the Citibank Credit Agreement to support GPU International's indemnity obligations under the Partnership Interest Purchase and Sale Agreement relating to the sale of a 50 percent interest in the Mid-Georgia Cogen, L.P. (Mid-Georgia) project to a subsidiary of Sonat Energy Services Company (Sonat). The letter of credit carries a fee equal to 0.6 of 1 percent per annum of the face amount, and is scheduled to expire on December 31, 1999.

      (b) On June 1, 1998, the date upon which Mid-Georgia commenced commercial operation, GPU International provided a $319,500 letter of credit on behalf of its 50 percent ownership interest in Mid-Georgia, which is guaranteed by GPU. The letter of credit is used to collateralize certain obligations of Mid-Georgia under its 30 year power purchase agreement with Georgia Power Company. GPU International's obligation under the letter of credit escalates to a maximum of $4.5 million and then decreases over the remaining term of the power purchase agreement. The letter of credit carries a fee equal to 0.525 of 1 percent per annum of the face amount and is scheduled to expire on June 1, 1999.

           In addition, the following guarantees were outstanding during the period October 1, 1998 through December 31, 1998:

      (a) In October 1995, a guarantee of an amount up to $122,750,000 was made by GPU for the benefit of the Bankers Trust Company as collateral agent on behalf of the Equity Bridge Lenders and the Secured Parties in connection with the Termobarranquilla (TEBSA) project in Colombia.
           In October 1998, the $122,750,000 guaranteed amount was reduced to $12,415,000. The reduction was primarily due to ABB Barranquilla (ABB) and EI
Barranquilla (EIB), the partners engaged in the TEBSA project, making their capital contributions and subordinated loans to TEBSA.

      (b) GPU International has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), each of which are subsidiaries of GPU Power, Inc. (GPU Power), under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

      (c) GPU guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term.

      (d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation (EI Fuels), under the Natural gas Facilities Agreement (Facilities Agreement), dated as of November 30, 1995. Pursuant to the guarantee, GPU International has guaranteed the payments of EI Fuels to the City of Warner Robins (the City) for (a) Fixed Monthly Lease Charge (as defined in the Facilities Agreement) and (b) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing. The Fixed Monthly Lease Charge is $24,000 subject to reduction in certain circumstances, for a term of 31 years from June 1, 1998 (approximately $8,928,000 of which GPU
International's share would be $4,464,000). Sonat has assumed 50% of this obligation.

5. Services obtained from associated companies
   -------------------------------------------
           Services obtained from GPU Service, Inc. consisted of (i) administrative, internal auditing, accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided during the period October 1, 1998 through December 31, 1998 was $215,522.


6.  Services provided to associated companies
    -----------------------------------------
           A description of services provided by GPU International to associate companies during the period October 1, 1998 through December 31, 1998 will be filed separately under a request for confidential treatment under Rule 104(b).


7.    Investments by GPU in Qualifying Facilities, Exempt Wholesale Generators
      ------------------------------------------------------------------------
and  Foreign Utility Companies, and Percentage of Equity Ownership
------------------------------------------------------------------------

           Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by GPU, as of December 31, 1998 in qualifying facilities (QFs), exempt wholesale generators (EWGs) and foreign utility companies (FUCOs), as well as the percentage of equity ownership.


                             GPU's     GPU's %  Owners not affiliated with GPU
                  FUCO,    Investment  Equity   ------------------------------
Associate         QF or    at 12/31/98 Owner-                          Type of
Company           EWG       ($000)     ship     Name of Entity          Entity
-------           ---       ------     ----     --------------          ------

Qualifying Facilities:

Prime Energy,     QF       $11,234     50%      Prudential Insurance Domestic
LP                                              Company of America

OLS Power,        QF           -        1%      Prudential Insurance Domestic
LP                                              Company of America


Lake Cogen Ltd.   QF       17,076      49.9%    Lake Interest        Domestic
                                                  Holdings Inc.
                                                New Lake Corp.             "

Project Orange    QF          946       4%      G.A.S. Orange
Associates, LP                                   Partners, LP        Domestic
                                                NCP Syracuse Inc.          "
                                                Syracuse Orange
                                                 Partners, LP              "


Pasco Cogen, Ltd. QF       15,128      49.9%    DCC Project Finance  Domestic
                                                  Ten Inc.
                                                PAS Power Company          "
                                                Pasco Int. Holding, Inc.   "
                                                Pasco Project Investment   "
                                                 Partnership LP

Aggregate                 -------
Investment in QFs *       $44,384
                          -------

                  FUCO,      GPU's     GPU's %  Owners not affiliated with GPU
                  QF       Investment  Equity   ----------------------------
Associate         or       at 12/31/98 Owner-                        Type of
Company           EWG       ($000)     ship     Name of Entity       Entity
-------           ---      -------     ----     --------------       ------


Exempt Wholesale Generators and Foreign Utility Companies:
----------------------------------------------------------

Mid-Georgia       EWG &     13,319     50%      Sonat Energy         Domestic
Cogen, LP         QF                            Services Company

NCP Houston       EWG        7,722*    100%     Not Applicable         N/A
Power Inc.

Onondaga          EWG &        _       100%     Not Applicable         N/A
Cogen, LP         QF

Selkirk Cogen     EWG &      9,031     19%      JMC Selkirk, Inc.    Domestic
Partners, LP      QF                            Cogen Technologies         "
                                                 Selkirk GP, Inc.
                                                Cogen Technologies         "
                                                Selkirk LP
                                                JMCS I Investors, LP       "

NCP Perry, Inc.   EWG       10,735*    100%     Not Applicable         N/A

Empresa           EWG       33,000     50%      Cititrust (Bahamas)  Foreign
Guaracachi S.A.                                 Limited

Guaracachi        EWG      $35,480*    100%     Not Applicable         N/A
America, Inc.

GPU Power, Inc.   EWG       98,615*    100%     Not Applicable         N/A

EI International  EWG          124*    100%     Not Applicable         N/A

GPUI Colombia,    EWG           30*    100%     Not Applicable         N/A
Ltda.

Victoria Electric FUCO     140,841*    100%     Not Applicable         N/A
Inc.

Midlands          FUCO     582,939       50%    Cinergy Corp.        Domestic
Electricity plc

GPU PowerNet      FUCO     488,448     100%     Not Applicable         N/A
Pty. Ltd.

GPU Australia     FUCO      91,364*    100%     Not Applicable         N/A
Holdings, Inc.

                  FUCO,      GPU's     GPU's %  Owners not affiliated with GPU
                  QF       Investment  Equity   ------------------------------
Associate         or       at 12/31/98 Owner-                        Type of
Company           EWG       ($000)     ship     Name of Entity       Entity
-------           ---      -------     ----     --------------       ------


Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------------------

Austran Holdings  FUCO     233,335*    100%     Not Applicable         N/A
Inc.

Termobarranquilla EWG       77,265     29%      ABB Energy Ventures, Foreign
S.A.                                              Inc.
                                                Lancaster Steel          "
                                                Distral Group            "
                                                 Corporation Electrica   "
                                                 De la Costa Atlantica

EI Barranquilla,  EWG       27,368*    100%     Not Applicable         N/A
Inc.

Barranquilla      EWG           85*    100%     Not Applicable          N/A
Lease Holdings, Inc.

Los Amigos        EWG           12     100%     Not Applicable         N/A
Leasing Company, Ltd.

GPU Power         EWG        _         100%     Not Applicable         N/A
Philippines, Inc.

EI Services       EWG         (91)*    100%     Not Applicable         N/A
Canada, Ltd.

EI Canada         EWG        (101)*    100%     Not Applicable          N/A
Holding, Ltd.

EI Brooklyn       EWG         -        100%     Not Applicable          N/A
Investment, Ltd.

EI Brooklyn       EWG        (101)*    100%     Not Applicable          N/A
Power, Ltd.

International Power
Advisors, Inc.    EWG         108*     100%     Not Applicable         N/A
                              ---

Aggregate Investment
in EWGs & FUCOs *      $1,204,014
                       ----------

Total Aggregate
Investment in QFs,
EWGs & FUCOs *         $1,248,398
                       ==========

(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

      As of December 31, 1998, GPU also owned, directly or indirectly, interests in the following EWGs, in which its aggregate investment did not exceed $10,000:
GPU Power Ireland, Inc.; GPU International Asia, Inc.; Austin Cogeneration Corporation; Austin Congeneration Partners, L.P.; Hanover Energy Corporation; EI Power (China)II, Inc.; Nanjing Power Partners, L.P.; EI Power(China)III, Inc.; and Zhuang He Power Partners, L.P. Of those listed, GPU owns a 50 percent interest in Nanjing Power Partners, L.P., and Zhuang He Power Partners, L.P.; the remaining interest of such EWG's are owned by Intesol International, Ltd., a Hawaii corporation. GPU owns a 100% interest in each of the other EWGs.

8. During the period October 1, 1998 through December 31, 1998 there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 4 above, the following is reported:

1.    Financial Statements
      --------------------
      A copy of GPU Electric, Inc.'s (GPU Electric) and GPU Power, Inc.'s (GPU Power) audited Consolidated Balance Sheets as of December 31, 1998 and audited Consolidated Statements of Operations for the twelve months ended December 31, 1998 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.    Investments in Exempt Entities
      ------------------------------
      On November 6, 1997, GPU Electric acquired the business of PowerNet Victoria (PowerNet), which was renamed GPU PowerNet, from the State of Victoria, Australia for Australian $2.6 billion (approximately U.S. $1.9 billion). The PowerNet acquisition was financed through: (1) a senior debt facility of Australian $1.9 billion (approximately U.S. $1.4 billion), which is non-recourse to GPU; (2) a five year U.S. $450 million bank credit agreement which is guaranteed by GPU, Inc.; and (3) an equity contribution of U.S.
$50 million from GPU.

      GPU Electric (through its investment in Austran Holdings, Inc. (Austran)) entered into the Australian $1.9 billion facility agreement (Facility Agreement) with Chase Securities Australia Limited, Dresdner Australia Limited, and J.P. Morgan Australia Securities Limited. The Facility Agreement is guaranteed by GPU PowerNet and provides for interest at the Australian dollar bill discount rate as specified in the Facility Agreement. The outstanding balance and related terms of the Facility Agreement as of December 31, 1998 are as follows:

                   Amount                   Term            Interest Rate
                   ------                   ----            -------------
Tranche B      A$721.875 million           3 years                5.38%
Tranche C      A$721.875 million           5 years                5.48%

      As of December 31, 1998, GPU Electric had outstanding borrowings, exclusive of commercial paper, of Australian $1.44 billion (approximately U.S. $884 million) under the Facility Agreement.

      In August 1998, Austran entered into an Australian $500 million revolving commercial paper program. PowerNet has guaranteed Austran's obligations under this program. As of December 31, 1998, Austran had outstanding approximately Australian $458 million, or approximately U.S. $280 million, under the commercial paper program to refinance the maturing portion of the Facility Agreement used to finance the PowerNet acquisition. These borrowings have been classified as noncurrent on the Consolidated Balance Sheet of GPU Electric, Inc. and Subsidiaries since it is management's intent to reissue the commercial paper on a long-term basis. Interest rates on the outstanding commercial paper as of December 31, 1998 ranged from 4.87% to 4.93%. Austran has in place swap agreements covering the remaining outstanding amounts under the Facility Agreement including the commercial paper, at a weighted average fixed interest rate of 6.78% for various periods through November 2007.

      GPU Electric (through its investment in GPU Australia Holdings, Inc.) entered into a $450 million bank credit agreement (Credit Agreement) with Chase Manhattan Bank, as agent for a lending institution consortium. The Credit Agreement provides for incremental borrowings consisting of several competitive advances from participating banks or simultaneous advances of the same type (Adjusted Base Rate Advance or Eurodollar Rate Advance) at the GPU Ausralia Holdings, Inc.'s discretion.

      Interest for the Adjusted Base Rate Advance is calculated at the higher of Chase Manhattan's base rate or the Federal Funds rate plus 1/2%, payable quarterly. Interest for the Eurodollar Rate Advances is calculated at the London Interbank Offering Rate (LIBOR) plus an applicable margin ranging from 0.20% to 1.25%, payable on the last day of the interest period.

      Borrowings under the Credit Agreement are repayable annually on each anniversary of the acquisition date in increments of $90 million with the final payment due in November 2002 with the option to prepay any amounts without penalty. As of December 31, 1998, GPU Electric had $350 million of outstanding borrowings under the Credit Agreement with interest calculated at 5.8% per annum.

      In connection with the acquisition of Midlands Electricity plc (Midlands) discussed in Item 3 below, EI UK Holdings, Inc. (EI UK) entered into a term loan agreement (the Term Loan) dated as of May 6, 1996, with a syndicate of banks, the Chase Manhattan Bank, N.A., as administrative agent, Citibank, N.A., as syndication agent, Citicorp Securities, Inc. and Chase Securities Inc., as arrangers. The Term Loan provides, among other things, for EI UK borrowings from time to time of up to pounds sterling 350 million, or approximately U.S. $581 million, through a GPU guaranteed five-year bank term loan facility terminating on May 6, 2001. EI UK invested such funds in Midlands through Avon Energy Partners Holdings (Holdings). As of December 31, 1998, the maximum amount EI UK may borrow under the Term Loan is pounds sterling 225 million, or approximately U.S. $373.4 million.

      The interest rate on the borrowing is based on the LIBOR plus an applicable margin as defined in the Term Loan corresponding to the debt ratings of GPU. As of December 31, 1998, EI UK had aggregate borrowings of pounds sterling 225 million, or approximately U.S. $373.4 million, outstanding under the Term Loan. The borrowings bear interest at 6.98 percent per annum, which was based on the LIBOR at December 31, 1998 plus a .35 percent margin.

      In October 1998 GPU formed GPU Capital, Inc. (GPU Capital) to develop, own, operate and fund the acquisition of transmission and distribution systems outside the United States. In December 1998, GPU Capital entered into a commercial paper credit facility to finance up to $1 billion of investments in FUCOs and EWGs. Proceeds from the sale of such commercial paper, which is guaranteed by GPU, will be used to repay a portion of the outstanding foreign acquisition debt and to finance future investments in FUCOs and EWGs. As of December 31, 1998, there were no borrowings outstanding under this facility.

3.    Description of Exempt Entities in Which There are Funds Invested
      ----------------------------------------------------------------

Selkirk Cogen Partners, L.P. (Selkirk)
--------------------------------------
      Selkirk   owns  and   operates   two  natural   gas-fired   combined-cycle
cogeneration facilities located in Bethlehem, New York: a 79.9 megawatt (MW) facility and a 270 MW facility.

Empresa Guaracachi, S.A.
------------------------

      In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA), an electric generating company having an aggregate capacity of 216 MW of natural gas-fired and oil-fired generation for approximately $47 million. The facilities are located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi with their total capacity representing one-third of Bolivia's generation capacity. GPU Power's investment of $47 million will be used by the year 2002 to expand the generating facilities to meet Bolivia's growing demand. GPU Power, on behalf of EGSA, has entered into a letter of intent to proceed with the construction at EGSA of an approximately 122 MW capacity expansion project on a turnkey basis. The total project cost is expected to be $65 million and will be financed with approximately $40 million in equity from the original EGSA purchase price with the remaining funds to be raised from non-recourse debt. As of December 31, 1998, EGSA made payments totaling approximately $30 million for such purposes to support a June 1999 commercial operation date.

Termobarranquilla, S.A.
-----------------------
      In October 1995, GPU Power, through EI Barranquilla, Inc., completed the financing for and acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA), an existing 120 MW gas-fired generating plant in Barranquilla, Colombia and TEBSA completed the construction of a new 770 MW gas-fired plant adjacent to the existing plant (the Barranquilla Project)in October 1998. Electricity generated by these plants is sold to Corporacion Electrica de la Costa Atlantica under a 20-year contract. Total project costs, including the original plant, were $760.6 million, of which GPU Power's equity contribution was approximately $65 million. All seven units (approximately 770
MW) were placed in service as of December 31, 1998.


Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------
      Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), procures equipment to be used by and leased to TEBSA. Pursuant to a lease agreement, Leaseco will deliver certain non-Colombian equipment related to TEBSA, and TEBSA will make lease payments equal to the interest and principal payments on senior bank debt and certain other expenses incurred by Leaseco.

Midlands Electricity plc
------------------------
      In May, 1996, GPU and Cinergy Corporation (Cinergy) formed Avon Energy Partners plc (Avon), a wholly-owned subsidiary of Holdings. Holdings is 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's 50 percent interest in Holdings is held by EI UK, a wholly-owned subsidiary of GPU Electric.

      EI UK invested approximately $585.7 million in Holdings by borrowing funds through a GPU guaranteed five-year bank term loan facility. Holdings has borrowed approximately $1.6 billion through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

      Midlands distributes and supplies electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns a generation business that produces electricity domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England. In addition, Midlands owns and has under development a number of international generation projects. In December 1998, GPU Electric and Cinergy agreed to the sale of the supply business of Midlands to National Power plc (National Power). National Power will acquire, subject to United Kingdom regulatory approval, all of the assets of Midlands' supply business and assume its liabilities, including obligations under all of Midlands' power purchase agreements, for US$300 million (US$150 million for GPU's share) plus an adjustment for working capital at financial closing, which is expected to be in the second quarter of 1999. GPU Electric and Cinergy will continue to own and operate Midlands' distribution lines, substations and other businesses.

PowerNet
--------
      PowerNet   owns  and  operates  the  existing   high-voltage   electricity
transmission  system  in  the  State  of  Victoria,   Australia.   The  PowerNet
transmission system serves all of Victoria covering an area of approximately 87,900 square miles and a population of approximately 4.5 million.

4.    Services Obtained From Associated Companies
      -------------------------------------------
      GPU Energy provided administrative services to GPU International Australia in the amount of $345,130 for the three months ended December 31, 1998, in support of operations and management activities.

      GPU Service, Inc. provided administrative services to GPU Power in the amount of $17,736 and to GPU Electric in the amount of $19,827 for the three months ended December 31, 1998, in support of operations and management activities.

5.    Services Provided to Associated Companies
      -----------------------------------------
      A description of services provided by GPU Electric and GPU Power to associate companies during the period October 1, 1998 through December 31, 1998 will be filed separately under a request for confidential treatment under Rule 104(b).

      In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

      a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, GPU Inc.'s aggregate investment as of December 31, 1998 is as follows:
                                                      (In Thousands)
                                                      --------------
FUCOs
-----
Midlands Electricity plc                              $   582,939
GPU PowerNet PTY., Ltd.                                   488,448
                                                          -------
      Subtotal                                          1,071,387
                                                        ---------

EWGs
Mid-Georgia Cogen, L.P.                                    13,319
Selkirk Cogen, L.P.                                         9,031
Termobarranquilla, S.A.                                    77,265
Empresa Guaracachi, S.A.                                   33,000
Leaseco                                                        12
Development projects                                            -
                                                          --------
      Subtotal                                            132,627
                                                          -------
      Aggregate Investment in FUCOs and EWGs          $ 1,204,014
                                                        =========

      b)   As of December 31, 1998
           (In Thousands)
           GPU's Aggregate Investment in FUCOs and EWGs $1,204,002

Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:
---------------------------------------------------------------------------
Total capitalization                $  8,705,500                  13.8%
Net utility plant                   $  6,804,895                  17.7%
Total consolidated assets           $ 16,288,109                   7.4%
Market value of common equity       $  5,655,809                  21.3%

      c)   GPU, Inc. and Subsidiary Companies
           Consolidated Capitalization Ratios as of December 31, 1998 (In Thousands)

                                       Amount                        %
                                    ------------                    ----

Common equity                       $  3,464,648                    40.0
Cumulative preferred stock               155,478                     2.0
Subsidiary-obligated mandatorily
  redeemable preferred securities        330,000                     4.0
Long-term debt                         4,386,767                    50.0
Notes payable                            368,607                     4.0
                                       ---------                     ---
      Total capitalization          $  8,705,500                   100.0%
                                       =========                   ======

      d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at December 31, 1998

Closing Market Price per Share                                  $  44.19
Book Value per Share                                            $  27.01
Market-to Book Ratio of Common Stock                               163.6%

      e)   Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary
Companies:
                                                      (In Thousands)
                                                      --------------
Retained Earnings as of 12/31/98                      $   2,230,425
Retained Earnings as of 12/31/97                          2,140,712
                                                          ---------
Growth in Retained Earnings                           $      89,713
                                                          =========
Analysis of Growth in Retained Earnings:
Income (loss)  contribution  from GPU Energy  companies           $ 303,920
Income (loss) contribution from  FUCOs/EWGs/Project  Parents         62,206
Income (loss) contribution from other GPUI Group  investments         8,049
Income (loss)  contribution from other GPU Advanced  Resources       (2,231)
GPU,  Inc.  expenses                                                (11,818)
Cash  dividends declared on Common Stock                           (263,561)
Other adjustments                                                    (6,852)
                                                                     ------
Growth in Retained Earnings $                                        89,713
                                                                    =======

      f) Statements of operations for the periods ended December 31, 1998 for each of the Project Parents and Exempt Entities, other than (1) Selkirk Cogen Partners, L.P. which is incorporated by reference to Selkirk's December 31, 1998 Annual Report on Form 10-K, (2) NCP Houston Power, Inc. and (3) Mid-Georgia
Cogen, L.P. which are both incorporated by reference to Form U-9C-3 for the three months ended December 31, 1998 each filed previously with the SEC.

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                                        GPU, Inc.


                                        By: /s/ T. G. Howson
                                        ------------------------------
                                         T.G. Howson
                                         Vice President and Treasurer



                                        GPU International, Inc.


                                        By: /s/ R. L. Wise
                                        ------------------------------
                                         R.L. Wise
                                         President

Date: April 8, 1999